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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74144P106
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                                 (CUSIP Number)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            PRICE LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 OCTOBER 4, 2001
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)

                                Page 1 of 6 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP No. 74144P106                SCHEDULE 13D           Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

         GARY B. SABIN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         OO, PF
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
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 (6) Citizenship or Place of Organization
         U.S. CITIZEN
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           284,494 SHARES
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           2,851,954 SHARES
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           284,494 SHARES
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           2,851,954 SHARES
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,136,448 SHARES
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       7.7%(1)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------
(1) BASED ON 40,772,179 SHARES OF PRICE LEGACY COMMON STOCK OUTSTANDING AS OF SEPTEMBER 19, 2001, AS REPORTED IN PRICE LEGACY'S CURRENT REPORT ON FORM 8-K (FILE NO. 0-20449) FILED WITH THE SEC ON SEPTEMBER 19, 2001, AND INCLUDES 28,668 SHARES ISSUABLE TO MR. SABIN UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF OCTOBER 30, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     PAGE 3 OF 6


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relating to the common stock, par value $0.0001 per share (the "Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation formerly known as Price Enterprises, Inc. ("Price Legacy"), is being filed on behalf of the undersigned, to amend the
Schedule 13D filed with the SEC on September 28, 2001.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated as follows:

         On September 18, 2001, Price Enterprises, Inc., a Maryland corporation ("Enterprises"), completed a merger with Excel Legacy Corporation, a Delaware corporation ("Legacy"). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated as of March 21, 2001 (the "Merger Agreement"), among Enterprises, PEI Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Enterprises ("Merger Sub"), and Legacy, providing for the merger of Merger Sub with and into Legacy (the "Merger"). Upon completion of the Merger, Legacy became a wholly owned subsidiary of Enterprises and the combined company, Price Legacy, issued an aggregate of approximately 41,029,284 shares of Price Legacy Common Stock to the stockholders of Legacy and assumed Legacy's outstanding options. Pursuant to the Merger Agreement, each share of Legacy common stock, par value $0.01 per share (the "Legacy Common Stock"), was exchanged for 0.6667 of a share of Price Legacy Common Stock.

         In connection with the Merger, Mr. Sabin acquired 2,608,246 shares of Price Legacy Common Stock and options to acquire 28,668 shares of Price Legacy Common Stock in exchange for 3,912,185 shares of Legacy Common Stock and options to acquire 43,000 shares of Legacy Common Stock beneficially owned by him as of the effective date of the Merger.

         On October 4, 2001, Mr. Sabin purchased 500,000 shares of Price Legacy Common Stock for cash in a private transaction at a purchase price of $2.70 per share. The shares were purchased using personal funds of Mr. Sabin for an aggregate consideration of $1,350,000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         See Item 3 which is incorporated by reference herein.

         The shares of Price Legacy Common Stock owned by Mr. Sabin were acquired for investment purposes. Mr. Sabin has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D (although Mr. Sabin reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a)-(b) Mr. Sabin beneficially owns an aggregate of 3,136,448 shares of Price Legacy Common Stock in the manner described below. Except as otherwise indicated, Mr. Sabin has sole voting and dispositive power over such shares.

                  (i) 64,755 shares of Price Legacy Common Stock are held by Mr. Sabin directly;

                  (ii) 2,851,913 shares of Price Legacy Common Stock are held by a family trust. Mr. Sabin and his wife, Valerie Sabin, are co-trustees of the trust and have shared voting and dispositive power over such shares;


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                                                                     PAGE 4 OF 6

                           (iii) 174,128 shares of Price Legacy Common Stock are
                  held by Sabin Industries, Inc., of which Mr. Sabin is the principal shareholder;

                           (iv) 16,667 shares of Price Legacy Common Stock are
                  held by ECEG Partnership, of which Mr. Sabin is the principal partner;

                           (v) 276 shares of Price Legacy Common Stock are held
                  by Mr. Sabin as custodian for his daughter;

                           (vi) 41 shares of Price Legacy Common Stock are held
                  by Mrs. Sabin as custodian for their children. Mr. and Mrs. Sabin have shared voting and dispositive power over such shares; and

                           (vii) options to acquire 28,668 shares of Price
                  Legacy Common Stock are held by Mr. Sabin directly.

         The shares of Price Legacy Common Stock beneficially owned by Mr. Sabin represent approximately 7.7% of the outstanding shares of Price Legacy Common Stock, based on 40,772,179 shares of Price Legacy Common Stock outstanding as of September 19, 2001, as reported in Price Legacy's Current Report on Form 8-K (File No. 0-20449) filed with the SEC on September 19, 2001.

         Mrs. Sabin is a citizen of the United States, is not presently employed, has not been convicted in a criminal proceeding during the last five
(5) years (excluding minor traffic violations or similar misdemeanors) and has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) On October 4, 2001, Mr. Sabin purchased 500,000 shares of Price Legacy Common Stock for cash in a private transaction at a purchase price of $2.70 per share. The shares were purchased using personal funds of Mr. Sabin for an aggregate consideration of $1,350,000.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated as follows:

         In 1998, Legacy loaned Mr. Sabin, in connection with his purchase of Legacy Common Stock, approximately 50% of the purchase price of the stock (an aggregate amount of approximately $3.6 million). This loan bears interest at the rate of 7.0% per annum and matures in 2003. On September 25, 2000, Mr. Sabin entered into an agreement with Legacy to pledge shares of Legacy Common Stock held by Mr. Sabin as security for the loan. In connection with the Merger, Legacy entered into an Asset Contribution Agreement with Excel Legacy Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Legacy ("Legacy Holdings"), effective as of September 10, 2001, pursuant to which Legacy transferred the debt obligation of Mr. Sabin to Legacy Holdings. As of September 18, 2001, Mr. Sabin owed Legacy Holdings approximately $4.3 million secured by approximately 1,016,949 shares of Price Legacy Common Stock acquired by Mr. Sabin in the Merger.

         Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Mr. Sabin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of Price Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                                                     PAGE 5 OF 6

ITEM 7.  EXHIBITS.

               Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund,
                              S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

               Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

               Exhibit 3** Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.

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*        Incorporated by reference to Mr. Sabin's Schedule 13D filed with the
         SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.

**       Filed herewith.


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                                                                     PAGE 6 OF 6



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 2001


                                         /s/ GARY B. SABIN
                                         -----------------------------
                                         Gary B. Sabin



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                                  EXHIBIT INDEX

               Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund,
                              S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

               Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

               Exhibit 3** Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.


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*        Incorporated by reference to Mr. Sabin's Schedule 13D filed with the
         SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.

**       Filed herewith.